Exhibit 99.2

Master FAQ

STRATEGIC/COMMERCIAL

Q. Who is News Corp?

A. In 2013, News Corporation separated into two distinct publicly traded companies, News Corp and 21st Century Fox (home to a portfolio of cable, broadcast, film, pay TV and satellite news, sports and entertainment assets).

The “new” News Corp is today one of the world’s leading media and information services companies, comprised of news, book publishing, digital real estate, digital education and integrated marketing businesses. It is home to such iconic brands as Dow Jones, The Wall Street Journal, Barron’s, the New York Post, The Australian and HarperCollins Publishing, as well as The Times, Sunday Times and The Sun in the UK. News Corp also has a 61.6% stake in the REA Group LTD (“REA”), which operates the leading Australian residential property website, realestate.com.au. News Corp’s Chief Executive is Robert Thomson, and the Executive Chairman is Rupert Murdoch.

Q. Is this a merger, acquisition, joint venture?

A. This is an acquisition by News Corp. We will be an operating business of News Corp, and Move will continue to be headquartered in San Jose.

Q. When is it expected to close?

A. The transaction is subject to regulatory approvals and other customary closing conditions and is expected to close by the end of the 2014 calendar year.

Q. What is the value of the acquisition?

A. Under the agreement, News Corp will pay $21 per share for Move’s stock (or approximately $950 million, net of our existing cash balance). This represents a premium of 43 percent over Move’s five-day moving average stock price as of September 29, 2014.

Q. Why is this good for Move?

A. Some of the significant benefits of the deal for Move include:

•	The ability to leverage the News Corp platforms to significantly grow traffic and reach. News Corp’s robust media platform includes properties such as the WSJ digital network with approximately 500 million average monthly page views and News America Marketing, which reaches nearly 74 million U.S. households.

•	Increased sales and marketing investment to drive higher brand awareness and traffic.

•	Cross-platform promotional opportunities.

•	Improved product innovation that leverages News Corp’s real estate and digital expertise.

We share with News Corp a belief that the right partnerships add up to more than the sum of their parts. They are excited to partner with our thought leaders in technology, product and marketing so that we collectively leverage our best talent, insights and ideas.

Q. Why is this good for News Corp?

A. News Corp sees the acquisition of Move as a further contribution to their digital transformation and global growth, as well as an opportunity to build on their existing real estate expertise to make online real estate an even more powerful pillar within their portfolio. Move joins News Corp’s real estate assets such as the Wall Street Journal’s popular Mansion section and The REA Group, which is the #1 digital real estate company in Australia. News Corp also has experience in real estate through its other popular newspapers in the US, the UK and Australia.

Q. The press release says REA is buying a stake in Move. What does that mean?

A. REA Group Limited (“REA”), which is 61.6% owned by News Corp and is the operator of the top residential property website in Australia, www.realestate.com.au, plans to hold a 20% stake in Move with 80% held by News Corp.

Move will be an operating business of News Corp.

Q. Does this change Move’s mission and focus?

A. No, it does not. It makes more resources available to us in service of our mission and focus. We will continue to provide people with the content, tools and professional expertise they need to find their perfect home. We will continue to support and promote the real estate professional as a vital component of the real estate experience and we will continue to be the industry’s leading partner in online real estate services. We are excited to add tools, resources and reach to the effort. News Corp believes we can and will be the most successful real estate site in the U.S.

Through realtor.com®, the NAR and Move wrote the book on online real estate. Partnering with News Corp will give all the Move companies access to more resources, content and media assets that will contribute to achieving our goals more quickly.

Q. Will News Corp be investing in us?

A. News Corp has worked on a business plan focused on growth and investment opportunities intended to build on Move’s success over the years. As part of this, we will develop a forward-looking business plan in partnership with the News Corp leadership team that is focused on accelerating revenue and share growth across our businesses.

Q. Is the NAR supportive of this change?

A. Yes, the NAR is highly supportive of the change and enthusiastic about the opportunity that lies ahead.

LEADERSHIP

Q. Will our current leadership remain intact or change?

A. News Corp is focused on building a successful partnership with Move and values the leadership team. The Move leadership team is well respected and has done an excellent job of positioning the business for future growth. They will continue to be focused on execution, growth and strategy in the evolving online real estate marketplace. As has always been the case, any future changes that occur will be an outcome of what Move needs to accomplish its objectives.

INDUSTRY

Q. Was this acquisition driven by the recent announcement of Zillow acquiring Trulia?

A. No. The dialogue with News Corp predates the announcement of the Zillow/Trulia merger. We believe this acquisition is in the best interests of our customers, employees and shareholders.

Q. Will there be any changes to the relationship between Move and the NAR?

A. No. The NAR has endorsed the acquisition agreement, and looks forward to continuing the relationship.

Q. Does the acquisition change the contractual requirements between brokers, MLSs, franchises and Move, Inc.

A. No. There are no changes in regards to such agreements.

INTERNAL INTEGRATION

Q. What happens now?

A. The acquisition is subject to the satisfaction of customary closing conditions, including regulatory approvals and a minimum tender of at least a majority of the outstanding Move shares, and is expected to close by the end of calendar year 2014.

There will be some internal activities focused on bringing the transaction to close but for the majority of us, we will continue to focus on bringing value to the business through innovation, accountability and execution.

Q. What systems, policies and processes will change?

A. The big picture is that we will be an operating business of News Corp, working independently as other News Corp businesses do, with new opportunities to collaborate with those businesses to further our mutual goals.

Over the course of the next 12 months we will work in partnership with News Corp to execute against our business strategy and determine where there may be opportunities for revenue growth and synergy.

Q. How should we communicate to clients, vendors, customers etc.?

A. There are 3 key messages that are important to share

•	News Corp shares our values about quality of content and the indispensable role of the professional in the real estate experience. They are acquiring us with an eye toward positioning Move as the dominant player in online real estate services in the U.S.

•	Combining News Corp’s extensive resources with the unique value of our content and relationships will create a multiplier effect that will drive significant growth in traffic and reach, benefiting our customers, consumers and the industry alike.

•	Our mission remains constant. We provide people with the content, tools and professional expertise they need to find their perfect home and work tirelessly to ensure that the real estate professional remains indispensably connected to the process of buying and selling homes.

Q. How should we communicate to the press?

A. If you are contacted by the media, we ask that you forward any inquiries to:

Christie Farrell

Director of Corporate Communications

408-558-7115

christie.farrell@move.com

INDIVIDUAL IMPACT

Q. What will happen to my job/benefits/compensation? Will there be reductions in force?

A. News Corp values our people and is looking forward to working with the team. As always, we will continue to evaluate our business needs and make those changes that contribute to results. The talent market remains competitive and we will continue to be committed to hiring and retaining the team that will make us successful.

Q. What will happen to my stock options or restricted shares?

A. Stock options and unvested restricted shares held by current employees will be converted into options to acquire, or restricted shares of (as applicable), News Corp stock at the time the transaction closes and you will continue to vest subject to all the routine terms and conditions of the awards. Any shares you own (either vested restricted stock awards or shares you purchased on the market or through the exercise of your stock options) may be tendered for cash.

Notice to Investors

The Offer described in this FAQ has not yet commenced. This FAQ is not an offer to buy nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Move’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that News Corp intends to file with the SEC. In addition, Move will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of Move on Schedule 14D-9 and related materials with respect to the tender offer and the merger free of charge at the website of the SEC at www.sec.gov, and from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by Move under the “Investors Relations” tab at the bottom of the page of Move’s website at www.move.com.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF MOVE AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES PURSUANT TO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Forward-looking statements

Statements included in this FAQ that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements, and are based on Move’s current beliefs and expectations. These forward-looking statements include without limitation statements regarding the planned completion of the Offer and the Merger. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Move’s actual future results may differ materially from Move’s current expectations due to the risks and uncertainties inherent in its business. These risks include, but are not limited to: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of Move’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, customers, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the business of Move, including the risks detailed under “Risk Factors” and elsewhere in Move’s public periodic filings with the SEC, as well as the tender offer materials to be filed by Parent and Merger Sub and the Solicitation/Recommendation Statement to be filed by Move in connection with the Offer. All forward-looking statements are qualified in their entirety by this cautionary statement and Move undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.